1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/10/15:	CHT Board of Directors approved the transactions with related parties -「MOD UHD IPTV Set-Top Box」(Supplementary announcement)

99.02	Announcement on 2020/10/15:	Chunghwa Telecom to hold conference call for the second quarter 2020 results

99.03	Announcement on 2020/11/04:	Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.04	Announcement on 2020/11/06:	The Company announced consolidated financial statements for the nine months ended September 30, 2020 submitted to the Board of Directors

99.05	Announcement on 2020/11/06:	New appointment of corporate governance officer

99.06	Announcement on 2020/11/06:	Board of Directors Approved Donation to Related Parties

99.07	Announcement on 2020/11/06:	The Company to participate in investor conference held by Masterlink Securities

99.08	Announcement on 2020/11/06:	To announce the differences between financial statements for the nine months ended September 30, 2020 under Taiwan-IFRSs and that under IFRSs

99.09	Announcement on 2020/11/10:	Chunghwa Telecom announces its operating results for October 2020

99.10	Announcement on 2020/11/10:	October 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

CHT Board of Directors approved the transactions with related parties -「MOD UHD IPTV Set-Top Box」(Supplementary announcement)

Date of events: 2020/10/15

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): MOD UHD IPTV Set-Top Box

2.	Date of occurrence of the event: 2020/01/22~2020/10/15

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Total transaction price is NT$ 403,576,000 (supplementary announcement)

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa System Integration Co., Ltd.；subsidiary

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The procurement is an expansion of the original equipment.

In accordance with Procurement Management Rules of the Company,

Chunghwa System Integration Co., Ltd. is selected as the trading Counterparty.

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: In accordance with contract

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: client side device

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/05/06

25.	Date of ratification by supervisors or approval by the audit committee: 2020/03/31

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom to hold conference call for the third quarter 2020 results

Date of events: 2020/10/15

Contents:

1.	Date of institutional investor conference: 2020/10/30

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on October 30, 2020 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.03

Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/11/04

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 1F., No. 8X, Sec. 4, Xinyi Rd., Da’an Dist., Taipei City 106, Taiwan

2.	Date of occurrence of the event: 2020/11/04

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Lease area: About 9 ping

Price per unit: NT$ 777.8 per ping per month

Total monthly: NT$7,000

Total transaction amount: NT$ 168,000

Right-of-use assets: NT$ 158,996

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterpart: For the company’s overall business planning and requirements.

The identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: Quarterly payment.

Lease period: 2020/11/01~2022/10/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/11/04

25.	Date of ratification by supervisors or approval by the audit committee: 2020/11/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: The effective date of the lease is retroactive to 2020/11/01.

EXHIBIT 99.04

The Company announced consolidated financial statements for the nine months ended September 30, 2020 submitted to the Board of Directors

Date of events: 2020/11/06

Contents:

1.	Date of the financial reports submitted to the board of directors or approved by the board of directors: 2020/11/06

2.	Date of the financial reports approved by the audit committee: 2020/11/05

3.	Year/Quarter of financial reports: For the nine months ended September 30, 2020

4.	Accumulated operating revenue in the reporting period (thousand NTD): 148,129,189

5.	Accumulated gross profit (loss) from operations in the reporting period (thousand NTD): 53,431,261

6.	Accumulated net operating income (loss) in the reporting period (thousand NTD): 31,863,432

7.	Accumulated profit (loss) before tax in the reporting period (thousand NTD): 32,419,909

8.	Accumulated profit (loss) during the period attributable to owners of parent in the reporting period (thousand NTD): 25,194,210

9.	Accumulated basic earnings (loss) per share in the reporting period (NTD): 3.25

10.	Total assets end of the reporting period (thousand NTD): 497,460,270

11.	Total liabilities end of the reporting period (thousand NTD): 117,803,154

12.	Equity attributable to owners of parent end of the reporting period (thousand NTD): 368,718,424

13.	Any other matters that need to be specified: None

EXHIBIT 99.05

New appointment of corporate governance officer

Date of events: 2020/11/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives):

Corporate governance officer

2.	Date of occurrence of the change: 2020/11/06

3.	Name, title, and resume of the previous position holder:

Kuo-Chiang, Chung , the Vice President of Legal Affairs Department, Master’s degree in Electrical Engineering from National Taiwan University

4.	Name, title, and resume of the new position holder:

Ya-Chien Hsueh ,the Assistant Vice President of Legal Affairs Department, Master’s degree in Law from Washington University in St. Louis, USA

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): retirement

6.	Reason for the change: retirement

7.	Effective date: 2021/01/01

8.	Any other matters that need to be specified: None

EXHIBIT 99.06

Board of Directors Approved Donation to Related Parties

Date of events: 2020/11/06

Contents:

1.	Date of occurrence of the event: 2020/11/06

2.	Reason for the donation: Academic rewards

3.	Total amount of the donation:

Donating the Public academic institutions NT$ 2.16 million.

4.	Counterparty to the donation: National Chengchi University

5.	Relationship with the Company: Government-related entity

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.07

The Company to participate in investor conference held by Masterlink Securities

Date of events: 2020/11/06

Contents:

1.	Date of institutional investor conference: 2020/11/11

2.	Time of institutional investor conference: 14:30

3.	Location of institutional investor conference: Taipei

4.	Outline of institutional investor conference:

The conference will be held by Masterlink Securities. Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.08

To announce the differences between financial statements for the nine months ended September 30, 2020 under Taiwan-IFRSs and that under IFRSs

Date of events: 2020/11/06

Contents:

1.	Date of occurrence of the event: 2020/11/06

2.	Year/Quarter of the financial report: The third quarter of 2020
3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$8,715,777 thousand and NT$26,116,127 thousand, consolidated net income attributable to stockholders of the parent of NT$8,336,836 thousand and NT$25,194,210 thousand, and basic earnings per share of NT$1.07 and NT$3.25 for the three months and nine months ended September 30, 2020, respectively. The Company also reported total assets of NT$497,460,270 thousand, total liabilities of NT$117,803,154 thousand, and total equity of NT$379,657,116 thousand as of September 30, 2020.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,257 million and NT$26,553 million, consolidated net income attributable to stockholders of the parent of NT$7,897 million and NT$25,628 million, and basic earnings per share of NT$1.02 and NT$3.31 for the three months and nine months ended September 30, 2020, respectively. The Company also reported total assets of NT$497,248 million, total liabilities of NT$119,156 million, and total equity of NT$378,092 million as of September 30, 2020.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.09

Chunghwa Telecom announces its operating results for October 2020

Date of events: 2020/11/10

Contents:

1.	Date of occurrence of the event: 2020/11/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for October 2020 decreased year over year to NT$ 16.71 billion, mainly due to the decrease of handset sales revenue and international fixed-line voice revenue, as well as the decrease of mobile service revenue resulted from market competition and lower roaming revenue, which offset the increase of ICT project revenue, data communications revenue and domestic leased line revenue. Operating costs and expenses decreased year over year to NT$ 13.18 billion, mainly due to the decrease of cost of goods sold and interconnection expenses, which offset the increase of amortization costs. Operating income was NT$ 3.57 billion. Income before tax was NT$ 3.58 billion. Net income attributable to stockholders of the parent company was NT$ 2.77 billion. EPS was NT$0.36. In addition, operating income, pretax income and EPS all exceeded the fourth quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom

November 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Oct.	Net sales	16,708,044	17,538,679	(-) 830,635	(-)4.74%
Jan.-Oct.	Net sales	164,837,233	169,826,175	(-)4,988,942	(-)2.94%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,872,505

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	61,426
	Fair Value	-1,205
	The amount of unrealized gain(loss) recognized this year	-978

Settled Position	Total amount of contract	281,159
	The amount of realized gain(loss) recognized this year	13

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	236,121
	Fair Value	-1,272
	The amount of unrealized gain(loss) recognized this year	-1,600

Settled Position	Total amount of contract	744,858
	The amount of realized gain(loss) recognized this year	15,948

b Trading purpose : None